FILED BY ORACLE CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-6(j)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: SIEBEL SYSTEMS, INC.

COMMISSION FILE NO. 0-20725

REGISTRATION NO. 333-129139

ORACLE CORPORATION

Charles Phillips — CNBC

[Television Interview with Charles Philips, President of Oracle Corporation, posted to Oracle’s website on January 5, 2006]

CARL [phonetic]: 2005 was a big year for Oracle and its acquisition strategy. The company announced more than a dozen acquisitions including a $5.8 billion buyout of Siebel systems while completing its purchase of rival PeopleSoft. So what can we expect from the world’s largest enterprise software company in the New Year? Joining me now is Charles Phillips. He is the President of Oracle. Mr. Phillips, always good, and nice to see you in the studio today.

MR. CHARLES PHILLIPS: Good to see you again, Carl.

CARL:	Talk to me about – let’s say you’re going to put this Siebel purchase to bed at the end of the month. Is it finally good to have that thing take care of?

MR. CHARLES PHILLIPS: We’ve been waiting to do this for awhile. Customers have been asking us to buy this company. So a lot of these acquisitions are customer driven. This is a good example. So at the end of January we’ll own the company. Hopefully everything should work out by that timeframe. And the customer feedback has been great so far.

CARL:	What were customers asking for? Because the knock on the stock, and in a way the company, is that you’ve been too acquisitive. You’ve got all these different stacks of applications, and that there’s no single format yet that’s common within the company.

MR. CHARLES PHILLIPS: Well first of all, the acquisitions have worked. If you look at the last 12 months, our operating income is up 26%, revenue is up 27%. They are not many $14 billion companies that are growing like that. So we’ve been doing these acquisitions profitably.

The second major point is this is customer driven. The customers are asking us to do more. Lots of complexity. Too many applications. They want us to buy these companies and integrate them at the factory for them. So that’s part of the strategy to simplify for customers. So they are asking us to do this.

CARL:	Is there no organic growth left in the business? Why is it so dependent on combining yourself with other big companies?

MR. CHARLES PHILLIPS: No. What we say is our five-year plan is to grow earnings 20%. Acquisitions are probably 5% of that.

CARL:	Really?

MR. CHARLES PHILLIPS: Right.

CARL:	Just 5%?

MR. CHARLES PHILLIPS: So they certainly help and certainly they are an important part of our strategy, but organic growth in margin expansion because that’s the way we’re going to grow earnings.

CARL:	Do you see the stock getting some recognition at least in the multiple by convincing people that in fact there’s not this disparate collection of different brands within the Oracle umbrella?

MR. CHARLES PHILLIPS: All we can do is produce results. We look at the average stock in the Dow, which grew earnings 9% last year; ours grew 18%. We’re growing revenues faster, cash flow faster. Sooner or later the stock responds. All we can do is produce earnings.

CARL:	Do you see another deal of that magnitude in the company’s future at any time soon?

MR. CHARLES PHILLIPS: Well I wouldn’t rule out a deal of that size, but there are fewer companies to buy of that size, the Siebel and PeopleSoft size. We have done several smaller ones and those are important to our strategy.

CARL:	Talk to me about IT spending because there’s been a lot of talk with big companies sitting on a lot of cash in 2006, and potentially looking to spend it. Do you get the feeling that companies are going to be coming to you with some big orders?

MR. CHARLES PHILLIPS: Well we certainly feel good about the U.S. market; however, just because they have cash that in itself doesn’t decide whether they spend it or not. I think they still have to feel good about the outlook. I mean the economy looks reasonably good; the fact that rates seem to be less stabilizing. That’s helpful. So we’re optimistic, but cautiously so.

CARL:	You’re one of those companies that is, at least for the past year, been fighting the dollar on the other side. The dollar of course enjoying quite a rise. Your customers have to deal with that. With the pullback we’ve seen in the greenback, does that help you at all this year?

MR. CHARLES PHILLIPS: It’s actually been hurting our results for the last couple of quarters. I think last quarter was about a four percentage point negative hit on our international earnings. And the same thing is going to happen this coming quarter. But some years it helps you, some years it hurts you. Right now it’s going to hurt us.

CARL:	Why is it that every time I’m in an airport, the signs in the concourse are either for Oracle or SAP? Is there something about air travel that – is that where your customers hang out?

MR. CHARLES PHILLIPS: The fact that you’re mentioning it, yes. [Laughs] That’s a goal there [phonetic].

CARL:	It must be a marketing – that must be ground zero for the marketing world.

MR. CHARLES PHILLIPS: Well people who buy our software tend to be businessmen who travel a lot. It’s a good place to put ads.

CARL:	Interesting stuff. What’s next? What’s the next big thing for the company do you think? I know you’ve got – you’re on track for 20% earnings growth in fiscal ‘06, but a lot of people ask about license revenues, which had a difficult time in fiscal 2Q, and you had to sort of come back into the next quarter and prove that you had some growth in the licensing net [phonetic].

MR. CHARLES PHILLIPS: Yes. The license part of our business used to be a big part of our business. It used to be 70-80% of revenue. Now it’s shrinking because their support base, our subscriptions are the dominant part of our revenue. So recurring revenue is like 70% of our business now. And we haven’t gotten people to focus on that we’re a different company than we were ten years ago. So that’s where the cash flow comes from, and that’s healthy.

CARL:	Always good to see you, Mr. Phillips. Thanks for coming in.

MR. CHARLES PHILLIPS: Good to see you again.

CARL:	Charles Phillips is the President of Oracle.

[END TAPE]

[END OF TRANSCRIPTION]

Important Information

This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel Systems. In connection with the proposed transaction, a registration statement on Form S-4 was filed by Ozark Holding Inc., a wholly-owned subsidiary of Oracle, with the SEC on December 29, 2005 (Registration No. 333-129139), containing a definitive proxy statement/prospectus and other documents filed by Oracle and Siebel Systems. STOCKHOLDERS OF SIEBEL SYSTEMS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING DOCUMENTS FILED BY ORACLE PURSUANT TO THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. ANY OFFER OF SECURITIES WILL ONLY BE MADE PURSUANT TO THE DEFINITIVE PROXY STATEMENT/PROSPECTUS. The definitive proxy statement/prospectus has been mailed to stockholders of Siebel Systems and investors and security holders may obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood City, California 94065, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.

Oracle, Siebel Systems and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel Systems’ directors and executive officers is available in Siebel Systems’ proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information, if any, regarding the interests of such potential participants has been included in the proxy statement/prospectus and the other relevant documents filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about Oracle, Siebel Systems and Ozark Holding. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to Oracle, Siebel Systems and Ozark Holding, the management of any such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of Oracle, Siebel Systems and Ozark Holding, including: the impact of general economic conditions in regions in which any such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets. The actual results or performance by Oracle, Siebel Systems or Ozark Holding could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Oracle, Siebel Systems or Ozark Holding.